UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 001-12815
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380
B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company, N.V.
Polarisavenue 31
2132 JH Hoofdorp
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 22, 2007

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
CASH AND CASH EQUIVALENTS	$72,160	$—
INVESTMENTS, AT FAIR VALUE	371,079,161	326,743,827
EMPLOYER CONTRIBUTION RECEIVABLE	11,479,270	11,081,320

TOTAL ASSETS	$382,630,591	$337,825,147

LIABILITIES
CORRECTIVE DISTRIBUTIONS PAYABLE	119,787	484,010

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	$382,510,804	$337,341,137

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	237,032	211,580

NET ASSETS AVAILABLE FOR BENEFITS, AT CONTRACT VALUE	$382,747,836	$337,552,717

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income	$13,822,028
Net appreciation in value of investments	25,501,206
Contributions:
Employer	17,240,272
Participants	17,665,335
Rollovers	1,316,546
Other	53,296

Total additions	75,598,683

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	30,266,899
Corrective distributions	119,787
Administrative expenses	16,878

Total deductions	30,403,564

NET INCREASE	45,195,119

NET ASSETS AVAILABLE FOR BENEFITS, AT CONTRACT VALUE:
Beginning of year	337,552,717

End of year	$382,747,836

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain related companies (the “Company”) are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

T. Rowe Price Trust Company (the “Trustee”) serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc. (“RPS”).

Participant and Company Contributions—The Plan is a combination annual company contribution and 401(k) voluntary salary deferral plan with discretionary Company matching contributions. Except as noted below, the Company may, in its sole discretion, contribute from 5% to 12% of annual pay (including overtime and incentive compensation) depending on Company performance and the Internal Revenue Service (the “IRS”) limits on compensation. The Company contribution is allocated to each eligible participant following the end of the Plan year for which the contribution is made. Eligible participants include individuals that: (i) worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) were employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived), and excludes any union employees.

For participants employed by Morse Construction Group (a subsidiary of the Company) who formerly participated in the Rock-Mo 401(k) Plan, which merged into the Plan during 2002, the Company made no annual discretionary contribution for the Plan year ended December 31, 2005. However, effective May 14, 2006, Morse Construction Group, a subsidiary of the Company, merged into CBI Services, Inc., another subsidiary of the Company. The salaried and non-union hourly employees formerly employed by Morse Construction Group became eligible for the annual company contribution based on the merger date and the general eligibility provisions noted above.

For 2006, the annual Company contribution percentage for the Plan (including eligible former employees of the Morse Construction Group) was 5% and amounted to $11,294,310, net of forfeitures of approximately $1,150,000.

Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

The Company may elect, at its sole discretion, to match some portion of the participants’ contributions. For the 2006 plan year, the Company elected to match the participants’ contributions dollar-for-dollar up to 3% of compensation, with the exception of union participants, whose contribution match from the Company is determined by their negotiated union contract.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company contributions, and allocation of investment earnings or losses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan which include mutual funds investing in equities (including the Trade Link investment account investing in mutual funds beyond the Trustee’s family of funds), a company stock fund (which invests in the common stock of Chicago Bridge & Iron Company, N.V.), common collective trust funds and short term investments. Participants may transfer account balances among investment options, however, interfund transfers to the company stock fund from other investment options are not permissible under the Plan.

Vesting—Company matching contributions vest 100% after three years of service. The Company’s annual contributions vest 100% after five years of service with the Company for contributions during plan years through 2006 and 100% after three years of service with the Company for plan years beginning after December 31, 2006. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

For participants formerly included in the CB&I Shop Employee 401(k) Plan, which merged into the Plan during 2002, Company matching contributions prior to 2002 vest over a five-year cliff-vesting schedule. Company contributions made in 2002 and 2003 vest over a three-year cliff-vesting schedule. Contributions made subsequent to 2003 vest in accordance with the preceding paragraph.

Participant Loans—Participants may borrow up to the lesser of 50% of their vested account balances or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Loans are secured by the balance in the participant’s account, bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Repayments of principal and interest are credited to the funds in which the participant’s deferrals are invested.

Payment of Benefits—Upon termination of employment, retirement, death, or disability, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. The Plan also allows withdrawals for financial hardship and in-service withdrawals. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

Forfeitures—Forfeited accounts, representing the unvested portion of the Company’s contributions, will be used to reduce future Company contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncement—In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Administrative Expenses—Certain administrative expenses are paid by the Company.

Investment Valuation and Income Recognition—The fair value of investments in mutual funds and common stock is based on quoted market prices on the last day of the Plan year. Investments in common collective trust funds include the T. Rowe Price Equity Index Trust Fund and the Stable Value Fund. The Equity Index Trust Fund is recorded at net asset value on the valuation date as determined by the issuer based on the fair value of the underlying investments. Management has determined that the net asset value represents the Plan’s fair value.

The Stable Value Fund invests in fully benefit-responsive investment contracts (as defined by the FSP previously discussed) including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies and other issuers. The Stable Value Fund is recorded at fair value. As required by the aforementioned FSP, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions. The fair value of the guaranteed investment contracts is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.

Participant loans and short term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
T. Rowe Price Blue Chip Growth Fund	$50,797,195	$48,221,889
T. Rowe Price Equity Income Fund	48,747,828	42,997,063
T. Rowe Price Balanced Fund	46,122,736	40,648,075
T. Rowe Price Summit Cash Reserves Fund	33,062,941	26,109,631
T. Rowe Price New Horizons Fund	28,018,294	27,094,708
T. Rowe Price Stable Value Fund, at contract value *	27,886,470	25,355,439
T. Rowe Price Equity Index Trust Fund	26,077,276	24,167,287
T. Rowe Price Small Cap Value Fund	25,986,840	23,341,535
American Europacific Growth Fund	24,518,754	17,077,895
T. Rowe Price Spectrum Income Fund	19,697,617	18,021,525

*	The fair value of this fully benefit-responsive investment totaled $27,649,438 and $25,143,859 at December 31, 2006 and 2005, respectively.
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$20,728,910
Common stock	1,208,560
Common collective trust funds	3,563,736

Total	$25,501,206

Risks and Uncertainties—The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.	RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits and the change in net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$382,747,836
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(237,032)

Net assets available for benefits per the Form 5500	$382,510,804

Year Ended
December 31,
2006
Change in net assets available for benefits per the financial statements	$45,195,119
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(237,032)

Change in net assets available for benefits per the Form 5500	$44,958,087

As fully described in footnote 2, the FSP requires that fully benefit-responsive investment contracts be valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Plan has received a determination letter from the IRS dated May 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

7.	RELATED-PARTY TRANSACTIONS

Certain investments of the Plan are managed by T. Rowe Price, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
******

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
(Employer Identification Number 06-1477022, Plan Number 001)

		(c) Description of Investment
		(including maturity date,
(a)	(b) Identity of Issuer, Borrower,	rate of interest, collateral, par	(d) Fair
	Lessor or Similar Party	or maturity value)	Value
		Mutual funds:
*	T. Rowe Price	Blue Chip Growth Fund	$50,797,195
*	T. Rowe Price	Equity Income Fund	48,747,828
*	T. Rowe Price	Balanced Fund	46,122,736
*	T. Rowe Price	Summit Cash Reserves Fund	33,062,941
*	T. Rowe Price	New Horizons Fund	28,018,294
*	T. Rowe Price	Small Cap Value Fund	25,986,840
*	T. Rowe Price	Spectrum Income Fund	19,697,617
*	T. Rowe Price	Spectrum Growth Fund	11,545,729
*	T. Rowe Price	Capital Appreciation Fund	7,306,457
	American Funds	Europacific Growth Fund	24,518,754
		Common collective trust funds:
*	T. Rowe Price	Stable Value Fund	27,649,438
*	T. Rowe Price	Equity Index Trust Fund	26,077,276
*	T. Rowe Price	Trade Link Investments Account	467,905
*	Chicago Bridge & Iron Company N. V.	Common stock	14,676,145
*	Participant loans	Varying maturies and interest rates ranging from 5.0% to 10.5%	6,404,006

	TOTAL		$371,079,161

*	Represents a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: June 26, 2007

CHICAGO BRIDGE & IRON SAVINGS PLAN
By:	/s/ David P. Bordages
David P. Bordages
Vice-President, Human Resources and Administration

By:	/s/ Travis L. Stricker
Travis L. Stricker
Corporate Controller and Chief Accounting Officer

Exhibit Index

Exhibit Number	Description
23.1	Consent of Ernst & Young L.L.P.